UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

Michael Self 601 Union Street, Suite 4616 Seattle, WA 98101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16945L107	SCHEDULE 13D	Page 2 OF 9

1	NAMES OF REPORTING PERSONS. Lake Union Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,910,921 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,910,921 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,910,921 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.41%
14	TYPE OF REPORTING PERSON PN

1 As of December 18, 2012, the Reporting Person beneficially owns 970,307 American Depositary Shares, representing 2,910,921 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS. Lake Union Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,955,921 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,955,921 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,921 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49%
14	TYPE OF REPORTING PERSON IA

1 As of December 18, 2012, the Reporting Person beneficially owns 985,307 American Depositary Shares, representing 2,955,921 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS. Michael Self
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,955,921 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,955,921 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,921 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49%
14	TYPE OF REPORTING PERSON IN

1 As of December 18, 2012, the Reporting Person beneficially owns 985,307 American Depositary Shares, representing 2,955,921 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	Page 5 of 9

Item 1: This Amendment No. 8 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2011, as amended on October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012, July 9, 2012 and August 17, 2012 (the “Schedule 13D”), by the New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC., New Vernon Partners LLC., Trent Stedman, Thomas Patrick (the “Aegir Parties”), Lake Union Capital Fund, LP, Lake Union Capital TE Fund, LP, Michael Self, Lake Union Capital Management, LLC  (the "Lake Union Parties"), and the Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty, Brandon D. Baty (the “Columbia Pacific Parties”) relating to ordinary shares in the form of American Depositary Shares (“ADSs”) issued by ChinaEDU Corporation (the “Issuer” or the “Company”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 3.      Source and Amount of Funds or Other Consideration.:

Lake Union Parties

The 98,700 Ordinary Shares in the form of ADSs purchased by Lake Union Parties since September 27, 2012 were acquired by Lake Union Capital Fund, L.P. (53,700 Ordinary Shares) and by Lake Union Capital TE Fund, L.P (45,000 Ordinary Shares) for an aggregate purchase price of approximately $185,100 and were acquired with the investment capital of Lake Union Fund, as more fully detailed in Item 5 herein.

Item 4.       Purpose of Transaction.

The Lake Union Parties acquired their interests in the Company between April 7, 2008 and Dec 14, 2012, and presently hold approximately 5.49% of the Company’s Ordinary Shares in the form of ADSs. The purchases of the ADSs were made in the Lake Union Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Aegir Parties, Lake Union Parties and the Columbia Pacific Parties formed The ChinaEDU Value Realization Committee (the “Committee”) which may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 representing approximately 32.97% of the Company’s outstanding Ordinary Shares in the Form of ADSs.

CUSIP No. 16945L107	SCHEDULE 13D	Page 6 of 9

Item 5.      Interest in Securities of the Issuer.

The Reporting Persons, as part of the committee described in item 4, may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1934. Collectively, the group may be deemed to have voting control over a combined 17,738,181, of the Ordinary Shares in the form of ADSs of the Issuer.

(a),(b)	As of the close of trading on December 18, 2012, (i) Lake Union Capital Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 2,910,921 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power and (ii) Lake Union Capital TE Fund, L.P directly beneficially owns 45,000 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

Lake Union Capital Management, LLC is the investment manager and general partner of Lake Union Capital Fund, L.P. and Lake Union Capital TE Fund, L.P. and, as such, may be deemed to have shared voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and Lake Union Capital TE Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Self is the managing member of Lake Union Capital Management, LLC. In such capacity, Mr. Self controls the trading of securities held by Lake Union Capital Fund L.P and Lake Union Capital TE Fund, L.P. As a result of such role and otherwise by virtue of his relationship to Lake Union Capital Fund, L.P., Lake Union Capital TE Fund, L.P. and Lake Union Capital Management LLC, Mr. Self may be deemed to have shared voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and Lake Union Capital TE Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 5.49% of the Ordinary Shares in the form of ADSs beneficially owned by each of Lake Union Capital Fund, L.P., Lake Union Capital TE Fund, L.P., Lake Union Capital Management, LLC and Mr. Self are based on 53,804,980 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2011 (as set forth on the Issuer’s Form 20-F filed April 27, 2012 with the Securities and Exchange Commission).

Lake Union Capital Management LLC and Mr. Self disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Lake Union Capital Fund, L.P. and Lake Union Capital TE Fund, L.P., except to the extent of their pecuniary interest therein.

CUSIP No. 16945L107	SCHEDULE 13D	Page 7 of 9

(c)	The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs in since September 27, 2012 by the Lake Union Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule B.

Other than the acquisition of the 98,700 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule B hereto, the Lake Union Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs in since September 27, 2012.

CUSIP No. 16945L107	SCHEDULE 13D	Page 8 of 9

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2012

Lake Union Capital Fund, LP
By: Lake Union Capital Management, LLC

__/s/ Michael Self__________________
Name: Michael Self
Title: General Partner

Lake Union Capital Management, LLC

__/s/ Michael Self__________________
Name: Michael Self
Title: Managing Member

__/s/ Michael Self__________________
Name: Michael Self

CUSIP No. 16945L107	SCHEDULE 13D	Page 9 of 9

SCHEDULE B

TRANSACTIONS BY THE LAKE UNION PARTIES

Lake Union Capital Fund, L.P.	9/27/2012	BUY	300	900	6.12
Lake Union Capital Fund, L.P.	10/9/2012	BUY	700	2100	5.99
Lake Union Capital Fund, L.P.	10/10/2012	BUY	400	1200	6.09
Lake Union Capital Fund, L.P.	10/11/2012	BUY	1400	4200	5.97
Lake Union Capital Fund, L.P.	10/15/2012	BUY	200	600	5.98
Lake Union Capital Fund, L.P.	10/16/2012	BUY	800	2400	5.92
Lake Union Capital Fund, L.P.	10/18/2012	BUY	400	1200	5.87
Lake Union Capital Fund, L.P.	10/19/2012	BUY	1000	3000	5.73
Lake Union Capital Fund, L.P.	10/22/2012	BUY	400	1200	5.89
Lake Union Capital Fund, L.P.	10/25/2012	BUY	200	600	5.96
Lake Union Capital Fund, L.P.	10/31/2012	BUY	600	1800	5.91
Lake Union Capital Fund, L.P.	11/2/2012	BUY	100	300	5.99
Lake Union Capital Fund, L.P.	11/5/2012	BUY	800	2400	6.00
Lake Union Capital Fund, L.P.	11/8/2012	BUY	100	300	5.98
Lake Union Capital Fund, L.P.	11/12/2012	BUY	100	300	6.00
Lake Union Capital Fund, L.P.	11/13/2012	BUY	100	300	5.85
Lake Union Capital Fund, L.P.	11/14/2012	BUY	100	300	5.83
Lake Union Capital Fund, L.P.	11/15/2012	BUY	4500	13500	5.49
Lake Union Capital TE Fund, L.P.	11/15/2012	BUY	15000	45000	5.43
Lake Union Capital Fund, L.P.	11/21/2012	BUY	300	900	5.84
Lake Union Capital Fund, L.P.	11/23/2012	BUY	100	300	5.90
Lake Union Capital Fund, L.P.	11/26/2012	BUY	1000	3000	5.85
Lake Union Capital Fund, L.P.	11/27/2012	BUY	100	300	5.85
Lake Union Capital Fund, L.P.	11/28/2012	BUY	400	1200	5.88
Lake Union Capital Fund, L.P.	11/30/2012	BUY	3300	9900	5.82
Lake Union Capital Fund, L.P.	12/3/2012	BUY	300	900	5.89
Lake Union Capital Fund, L.P.	12/14/2012	BUY	200	600	5.89

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share